EXHIBIT 99.1

Zhangmen Education Inc. Announces Changes to its Board of Directors

SHANGHAI, China – July 15, 2022 – Zhangmen Education Inc. (“Zhangmen” or the “Company”) (OTCMKTS: ZMENY), a leading online education company in China, today announced that the Company has appointed Mr. Adam J. Zhao as an independent director of the Company, effectively as of July 15, 2022. Mr. Zhao meets the “independence” requirements under Rule 10A-3 of the Exchange Act. Ms. Mei Luo has tendered her voluntary resignation from her position as an independent director of the Company due to personal reasons, effective as of July 15, 2022.

The Company today also announced that Mr. Jicai Qi will serve as the chairperson of the audit committee and the chairperson of the compensation committee, of the Company’s board of directors (the “Board”), and Mr. Adam J. Zhao will serve as the member of the audit committee and the member of the compensation committee, of the Board. After the changes, the Board will consist of three members, two of whom are independent directors, and the audit committee will consist solely of independent directors.

Mr. Adam J. Zhao served as the chief financial officer and board secretary of PapayaMobile from January 2015 to February 2021. Prior to joining PapayaMobile, Mr. Zhao served as the chief financial officer and board secretary of Country Style Cooking Restaurant Chain Co., Ltd., a prior NYSE-listed company, from January 2012 to November 2014. Prior to that, Mr. Zhao served as a vice president of Ninetowns Internet Technology Group Company Limited, a prior Nasdaq-listed company, from August 2007 to December 2011. From 2004 to 2007, Mr. Zhao was the chief financial officer of Digital Media Group, which was acquired by VisionChina Media Inc., a prior Nasdaq-listed company. Mr. Zhao’s earlier experiences included portfolio management positions at New Hope Capital and serving as an investment director at a Hong Kong investment company. Mr. Zhao also served as an independent director of Cloopen Group Holding Limited, a NYSE-listed company, from May 2022, an independent director of Jumei International Holding Limited, a prior NYSE-listed company, from 2015 to 2020, and an independent director of eLong, Inc, a prior Nasdaq-listed company, from 2015 to 2018. Mr. Zhao received his bachelor’s degree in economics from Beijing International Studies University in 1989 and his MBA from University of Illinois at Chicago in 2003.

About Zhangmen Education Inc.

Zhangmen Education Inc. (OTCMKTS: ZMENY) is a leading online education company in China providing quality-oriented education to students and on-campus education services to educational institutions. Over the years, the Company has successfully garnered wide recognition in the industry and established “Zhangmen” as a trusted online education brand. For more information, please visit ir.zhangmenedu.com.

Safe Harbor Statement

This press release contains statements that may constitute "forward-looking" statements which are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to," and similar statements. Statements that are not historical facts, including statements about the Company's beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zhangmen Education Inc.

Investor Relations

E-mail: ir@zhangmen.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: zhangmen@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: zhangmen@thepiacentegroup.com